UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2007

GIANT OIL & GAS INC.

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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010

Calgary, Alberta, Canada, T3H 3C8

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F [ X ] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Property Acquisition

On May 31, 2007 Giant Oil & Gas Inc. (the “Company”) entered into a series of leases with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential petroleum and natural gas opportunities on certain properties in the plains region of Alberta, Canada. The leases all relate to Petroleum and Natural Gas Rights (the “Leases”). The Leases were acquired by Company pursuant to a public auction held by the government of Alberta. In consideration, the Company paid to the Alberta government approximately CDN $13,400 (USD $12,500) upon entering into the Leases and agreed to pay to the Alberta government an annual payment of either CDN $3.50 per hectare or CDN $50, whichever is greater. The Leases are also subject to royalties payable to the government of Alberta. The royalty is calculated dependent on whether or not oil or natural gas is produced from the Leases. The royalty for both oil and natural gas varies depending upon a variety of factors.

The Leases consist of a total of 1,024 hectares of land in the central plains region of Alberta.

Section 9-Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of business acquired.	Not applicable
(b)	Pro forma financial information.	Not applicable
(c)	Exhibits:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: ______________
Name: Robert Coale
Title: President

Date:	May 31, 2007